

Mail Stop 6010

December 27, 2007

Mr. Richard N. Grubb
Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, Pa 19355-2143

> **RE: Vishay Intertechnology, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Form 10-Q for the quarter ended June 30, 2007**
> **File No. 1-07416**

Dear Mr. Grubb:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Cost Management, page 36

1.   We note that your have incurred approximately $117.2 million in restructuring
        charges in the three period ended December 31, 2006 and that as a result of the
        restructuring initiatives expect to realize cost savings of $50 million per year.
        Please revise future filings to provide the detailed disclosures required by SAB
        Topic 5-P4, especially the information relating to cost savings:

        • Discuss whether you expect the cost savings to be offset by anticipated
           increases in other expenses or reduced revenues.
        • Clearly identify the income statement line items to be impacted - for example,
           cost of products sold; selling, general and administrative expenses; etc.
        • Should actual savings anticipated by the restructuring plan not be achieved as
           expected or are achieved in periods other than as expected, revise MD&A to
           discuss that outcome, why it occurred, and the possible effects on future
           operating results and liquidity.

Other Income (Expense), page 47

2.   We note that you have classified gains and losses related to the disposal of
        property and equipment as non-operating income. Please revise future filings to
        present these amounts within your operating income or tell us why your current
        presentation is appropriate. For reference see paragraph 45 of SFAS 144.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 52

3.   Please revise your disclosures of market risk, commodity price risk and foreign
        exchange risk in future filings to provide quantitative disclosures in one of the
        three disclosure formats required by Item 305(a) of Regulation S-K. In this
        regard, please also revise the discussion under "market risk disclosure" to also
        address your variable rate Exchangeable Notes.

Note 1. Summary of Significant Accounting Policies, page F-10

Stock-Based Compensation, page F-14

4.   We note your disclosure at the bottom of page F-14 that the adoption of SFAS
        123(R) did not affect the stock-based compensation associated with your
        restricted stock grants. Please address the following:

        - Revise your disclosures under Note 12 in future filings to describe the
          material terms of your restricted stock grants and to provide all other
          disclosures required by paragraph 64-65 of SFAS 123(R).
        - Explain to us in greater detail how the adoption of SFAS 123(R) did not affect
          the stock-based compensation associated with your restricted stock grants.

Form 10-Q for the quarter ended June 30, 2007

Note 2 – Acquisition and Divesture Activities, page 10

5.   We note that during the quarter you acquired the Power Control Systems business
        of International Rectifier Corporation and the PM Group PLC.   Please provide us
        with your calculation of the income significance test as outlined in Rule 1-02(w)
        of Regulation S-X for these acquisitions. Please also refer to Rule 3-05 of
        Regulation S-X.

6.   Further to the above, we note your Item 1.01 Form 8-K filed on April 2, 2007
        announcing the completion of the acquisition. Please tell us why you did not file
        this under Item 2.01 of Form 8-K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Branch Chief